Exhibit 99.1

Rail Vision Appoints David BenDavid as Chief Executive Officer Following Leadership Transition

New CEO previously served as Rail Vision’s CTO and is well positioned to lead the company

Ra’anana, Israel, April 24, 2025 (GLOBE NEWSWIRE) – Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), an early commercialization stage technology company seeking to revolutionize railway safety and the data-related market, announced today that Mr. Shahar Hania will step down from his role as Chief Executive Officer, per his request, effective April 24, 2025, to pursue new opportunities. Mr. Hania will continue to support the Company as a member of its Board of Directors effective April 24, 2025.

In conjunction with this leadership transition, Rail Vision’s Board of Directors has appointed Mr. David BenDavid as the Company’s new Chief Executive Officer. Mr. BenDavid, who previously served as Rail Vision’s Chief Technology Officer from 2018 to 2019, brings extensive executive and technological expertise to the role and is well-positioned to guide the Company through its next phase of strategic growth and innovation.

Mr. BenDavid is a dynamic and entrepreneurial leader with over 25 years of global experience in driving innovation in artificial intelligence, cloud computing, and other transformative technologies. From 2019 to 2024, he served as CEO and co-founder of Tensorleap, a pioneering deep learning analytics platform that empowers data science teams to build and deploy trusted, high-performance AI models with unparalleled transparency and insight.

Previously, Mr. BenDavid was CEO and co-founder of Ogmint, a provider of high-end augmented reality solutions for the retail sector, with operations in Israel and Europe. He has also held senior engineering and sales engineering roles in prominent technology companies in both Israel and the United States. Mr. BenDavid holds a B.Sc. in Mechanical Engineering and a Software Engineering Certification from the Technion – Israel Institute of Technology.

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 31, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706

Investor Relations:

Michal Efraty

investors@railvision.io